Exhibit 99.1

Sebastián Martí

Ternium - Investor Relations

+1 (866) 890 0443

+54 (11) 4018 2389

www.ternium.com

Ternium Announces First Quarter 2012 Results

Luxembourg, April 25, 2012 – Ternium S.A. (NYSE: TX) today announced its results for the first quarter ended March 31, 2012.

The financial and operational information contained in this press release is based on Ternium S.A.’s operational data and consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and presented in U.S. dollars (USD) and metric tons.

Summary of First Quarter 2012 Results

	1Q 2012[1]	4Q 2011[2]		1Q 2011[2]
Shipments (tons)	2,162,000	2,154,000	0%	2,172,000	0%
Net Sales (USD million)	2,181.9	2,200.6	-1%	2,134.6	2%
Operating Income (USD million)	283.2	271.5	4%	286.0	-1%
EBITDA (USD million)	372.0	365.2	2%	386.2	-4%
EBITDA Margin (% of net sales)	17%	17%		18%
EBITDA per Ton, Flat & Long Steel (USD)	172.1	163.7		169.9
Net Foreign Exchange Result (USD million)	(0.7)	(72.0)		70.4
Net Income (USD million)	190.5	136.4		243.2
Equity Holders’ Net Income (USD million)	159.6	104.7		204.7
Earnings per ADS (USD)	0.81	0.53		1.03

•	EBITDA[3] of USD372.0 million in the first quarter 2012, relatively stable compared to EBITDA in each of the first and fourth quarters of 2011.

•

Earnings per American Depositary Share (ADS)[4] of USD0.81 in the first quarter 2012 compared to USD0.53 in the fourth quarter 2011 and USD1.03 in the first quarter 2011. As a result of the change in the functional currency of Ternium’s Mexican subsidiaries to the US dollar as of

[1]

Ternium changed prospectively the functional currency of its Mexican subsidiaries to the US dollar, effective as of January 1, 2012. For all periods prior to December 31, 2011, the functional currency for the Company's Mexican subsidiaries was the Mexican peso.

[2]

Certain comparative amounts have been reclassified to conform to the deconsolidation of Peña Colorada, effective as of January 1, 2012. Peña Colorada was proportionally consolidated until December 31, 2011.

[3]	EBITDA in the first quarter 2012 equals operating income of USD283.2 million adjusted to exclude depreciation and amortization of USD88.8 million.
[4]

Each American Depositary Share (ADS) represents 10 shares of Ternium’s common stock. Results are based on a weighted average number of shares of common stock outstanding (net of treasury shares) of 1,963,076,776 in the fourth quarter 2011 and first quarter 2012, and 1,984,373,072 in the first quarter 2011.

January 1, 2012, there were no foreign exchange results related to Ternium Mexico’s US dollar denominated net debt in the first quarter 2012. The first and fourth quarters of 2011 included a USD0.19 per ADS after-tax non-cash foreign exchange gain and a USD0.25 per ADS after-tax non-cash foreign exchange loss, respectively, mainly related to Ternium Mexico’s US dollar denominated net debt. These foreign exchange results were offset by changes in Ternium’s net equity position under Mexican Peso functional currency accounting.

•	Net debt position of USD1.7 billion at the end of March, 2012 after the acquisition of an equity stake in Usiminas’ control group for USD2.2 billion.

Ternium’s operating income in the first quarter 2012 was USD283.2 million, relatively stable compared to operating income in each of the first and fourth quarters of 2011 as a result of no significant changes in shipments, revenue per ton or operating cost per ton5.

Ternium’s net income in the first quarter 2012 was USD190.5 million, an increase of USD54.1 million compared to net income in the fourth quarter 2011, mainly as a result of a USD52.3 million decrease in net financial expenses. While, as previously mentioned, there were no net foreign exchange results related to Ternium Mexico’s US dollar denominated net debt recorded in the first quarter 2012 as a result of the change in Ternium’s Mexican subsidiaries, the fourth quarter 2011 had a non-cash net foreign exchange loss of USD72.0 million primarily due to the impact of the Mexican Peso’s 4.1% depreciation on Ternium Mexico’s US dollar denominated debt, that was offset by changes in Ternium’s net equity position.

Change in Functional Currency of Mexican Subsidiaries

Due to the changes in the primary economic environment in which its Mexican subsidiaries operate and in accordance with International Financial Reporting Standards, Ternium performed a functional currency review and concluded that the functional currency of its Mexican subsidiaries should change prospectively to the U.S. dollar, effective as of January 1, 2012. From that date forward, the results of the Company’s Mexican subsidiaries have been and will be measured in U.S. dollars, while the functional currency for all periods prior to December 31, 2011, will remain the Mexican peso. The difference mostly affected the financial income/expense line and, consequently, the income tax line of Ternium’s consolidated income statement.

Outlook

Ternium expects slightly higher operating income in the second quarter 2012 relative to its operating income in the first quarter 2012 mainly due to an increase in shipments, reflecting a gradual recovery of economic activity in the Americas, particularly in North America.

[5]	Flat and long steel products operating cost per ton is equal to flat and long steel products cost of sales plus flat and long steel products SG&A, divided by shipments.

Analysis of First Quarter 2012 Results

Net income attributable to Ternium’s equity holders in the first quarter 2012 was USD159.6 million, compared to USD204.7 million in the first quarter 2011. Including non-controlling interest, net income for the first quarter 2012 was USD190.5 million, compared to USD243.2 million in the first quarter 2011. Earnings per ADS in the first quarter 2012 were USD0.81, compared to USD1.03 in the first quarter 2011.

Net sales in the first quarter 2012 were USD2.2 billion, 2% higher than net sales in the first quarter 2011. Shipments of flat and long products were 2.2 million tons in the first quarter 2012, relatively stable compared to shipments in the first quarter 2011. Revenue per ton shipped was USD1,007 in the first quarter 2012, a 4% increase compared to the first quarter 2011, mainly as a result of higher prices.

The following table shows Ternium’s total consolidated net sales, shipments and revenue per ton for the first quarter 2012 and the first quarter 2011:

	Net Sales (million USD)			Shipments (thousand tons)			Revenue / ton (USD/ton)
	1Q 2012	1Q 2011	Dif.	1Q 2012	1Q 2011	Dif.	1Q 2012	1Q 2011	Dif.
North America	1,278.7	1,200.1	7%	1,344.0	1,290.4	4%	951	930	2%
South & Central America	896.9	892.1	1%	815.3	869.1	-6%	1,100	1,026	7%
Europe & other	1.8	10.4		2.9	12.9		631	800

Total flat and long products	2,177.4	2,102.5	4%	2,162.2	2,172.4	0%	1,007	968	4%
Other products (1)	4.5	32.1	-86%

Total net sales	2,181.9	2,134.6	2%

(1)	Primarily includes iron ore, pig iron and pre-engineered metal buildings.

Sales of flat and long products in the North America Region were USD1.3 billion in the first quarter 2012, an increase of 7% versus the same period in 2011 mainly due to higher shipments and higher revenue per ton. Shipments in the region totaled 1.3 million tons during the first quarter 2012, or 4% higher than in the same period in 2011. Revenue per ton shipped in the region increased 2% to USD951 in the first quarter 2012 over the same quarter in 2011, mainly due to higher prices.

Flat and long product sales in the South & Central America Region were USD896.9 million during the first quarter 2012, relatively stable versus the same period in 2011 mainly as a result of higher revenue per ton partially offset by lower shipments. Shipments in the region totaled 815,300 tons during the first quarter 2012, or 6% lower than in the first quarter 2011. Revenue per ton shipped in the region was USD1,100 in the first quarter 2012, an increase of 7% compared to the same quarter in 2011, mainly due to higher prices.

Sales of other products totaled USD4.5 million during the first quarter 2012, USD27.6 million lower than the first quarter 2011, mainly as a result of lower iron ore sales.

Cost of sales was USD1.7 billion in the first quarter 2012, an increase of USD43.2 million, or 3%, compared to the first quarter 2011. This was due to a USD29.3 million, or 2%, increase in raw material costs and consumables used, reflecting a net increase in raw material costs, and a USD13.9 million, or 4%, increase in other costs, including a USD6.9 million increase in labor costs.

Selling, General & Administrative (SG&A) expenses in the first quarter 2012 were USD189.8 million, or 8.7% of net sales, similar to the USD187.7 million, or 8.8% of net sales, recorded in the first quarter 2011.

Operating income in the first quarter 2012 was USD283.2 million, or 13.0% of net sales, compared to operating income of USD286.0 million, or 13.4% of net sales, in the first quarter 2011.

	Flat steel products		Long steel products		Other		Total
USD million	1Q 2012	1Q 2011	1Q 2012	1Q 2011	1Q 2012	1Q 2011	1Q 2012	1Q 2011
Net Sales	1,833.7	1,848.3	343.7	254.2	4.5	32.1	2,181.9	2,134.6
Cost of sales	(1,458.9)	(1,471.5)	(249.0)	(184.7)	(4.4)	(13.0)	(1,712.3)	(1,669.1)
SG&A expenses	(161.2)	(163.7)	(27.2)	(20.1)	(1.4)	(3.8)	(189.8)	(187.7)
Other operating income (expenses), net	2.5	6.1	0.9	1.8	(0.0)	0.2	3.4	8.1
Operating income	216.1	219.3	68.5	51.1	(1.4)	15.6	283.2	286.0

Flat steel products segment

Operating income for the flat steel products segment was USD216.1 million in the first quarter 2012, relatively stable compared to the first quarter 2011, reflecting lower costs and net sales. Sales of flat products in the first quarter 2012 decreased 1% compared to the first quarter 2011, reflecting a 5% decrease in shipments and a 4% increase in revenue per ton shipped, mainly due to higher steel prices in Ternium’s main steel markets.

	Net Sales (million USD)			Shipments (thousand tons)			Revenue / ton (USD/ton)
	1Q 2012	1Q 2011	Dif.	1Q 2012	1Q 2011	Dif.	1Q 2012	1Q 2011	Dif.
North America	1,031.6	1,015.2	2%	1,042.5	1,051.5	-1%	990	965	2%
South & Central America	800.4	822.8	-3%	714.0	782.3	-9%	1,121	1,052	7%
Europe & other	1.8	10.3		2.9	12.9		631	799

Total flat products	1,833.7	1,848.3	-1%	1,759.4	1,846.7	-5%	1,042	1,001	4%

Operating cost decreased 1%, reflecting a 5% decrease in shipments and a 4% increase in operating cost per ton mainly from higher raw material and labor costs.

Long steel products segment

Operating income for the long steel products segment was USD68.5 million in the first quarter 2012, an increase of USD17.3 million compared to the first quarter 2011, reflecting higher sales and operating costs. Sales of long products in the first quarter 2012 increased 35% compared to the first quarter 2011, reflecting a 24% increase in shipments, mainly due to higher demand for steel products and a wider product range, and a 9% increase in revenue per ton shipped, mainly as a result of higher prices.

	Net Sales (million USD)			Shipments (thousand tons)			Revenue / ton (USD/ton)
	1Q 2012	1Q 2011	Dif.	1Q 2012	1Q 2011	Dif.	1Q 2012	1Q 2011	Dif.
North America	247.1	184.9	34%	301.5	238.9	26%	820	774	6%
South & Central America	96.5	69.3	39%	101.3	86.8	17%	953	798	19%
Europe & other	0.0	0.0		—	0.0		—	1,507

Total long products	343.7	254.2	35%	402.8	325.7	24%	853	781	9%

Operating cost increased 35%, reflecting a 24% increase in shipments and a 9% increase in operating cost per ton mainly from higher raw material costs, as well as higher labor costs.

EBITDA in the first quarter 2012 was USD372.0 million, or 17.0% of net sales, compared with USD386.2 million, or 18.1% of net sales, in the first quarter 2011.

Net financial results were a USD15.9 million loss in the first quarter 2012, compared with a USD64.7 million gain in the first quarter 2011.

During the first quarter 2012, Ternium’s net interest results totaled a loss of USD30.2 million, compared to a loss of USD8.8 million in the first quarter 2011, mainly reflecting increased financial debt.

Net foreign exchange result was a loss of USD0.7 million in the first quarter 2012 compared to a gain of USD70.4 million in the first quarter 2011. The first quarter 2011 gain was primarily due to the impact of the Mexican Peso’s 3.15% revaluation on Ternium’s Mexican subsidiary’s US dollar denominated debt. This non-cash result was offset by changes in Ternium’s net equity position in the currency translation adjustments line, as the value of Ternium Mexico’s US dollar denominated debt was not altered by the Mexican Peso’s fluctuation when stated in US dollars in Ternium’s consolidated financial statements. Prior to January 1, 2012, Ternium’s Mexican subsidiaries used the Mexican Peso as functional currency, their financial statements were prepared in Mexican Pesos and foreign exchange results were registered on their net non-Mexican Peso positions whenever the Mexican Peso revaluated or devaluated in relation to those other currencies.

Interest income on the Sidor financial asset was USD2.1 million in the first quarter 2012, compared to USD3.8 million in the first quarter 2011. These results are attributable to the Sidor financial asset in connection with the transfer of Sidor shares on May 7, 2009. The decrease reflects the reduction in the notional amount of the Sidor financial asset over time.

The change in fair value of derivative instruments included in net financial results in the first quarter 2012 was a USD16.8 million gain, compared with a USD1.8 million gain in the first quarter 2011. The gain in the first quarter 2012 was mainly related to certain derivative instruments entered into by Ternium’s Argentine subsidiary Siderar to compensate the interest rate charges derived from its Argentine Peso denominated financial debt.

Income tax expense in the first quarter 2012 was USD78.2 million, or 29% of income before income tax and non-controlling interest, compared with an income tax expense of USD111.2 million in the same period in 2011, or 31% of income before income tax and non-controlling interest.

Equity in earnings of non-consolidated companies was USD1.4 million, compared to USD3.7 million in the first quarter 2011. Equity in earnings of non-consolidated companies in the first quarter 2012 included a USD4 million loss related to Ternium’s acquisition of an equity stake in Usiminas, which is accounted for under the equity method.

Net income attributable to non-controlling interest in the first quarter 2012 was USD30.9 million compared to USD38.5 million in the same period in 2011, mainly due to a lower result attributable to non-controlling interest in Siderar.

Cash Flow and Liquidity

Net cash provided by operating activities in the first quarter 2012 was USD287.0 million. Working capital increased USD40.7 million in the first quarter 2012 as a result of a USD45.6 million increase in inventory, an aggregate USD29.0 million increase in trade and other receivables and a USD11.7 million decrease in tax liabilities, partially offset by an aggregate USD45.6 million increase in accounts payable and other liabilities. Inventories increased in the first quarter 2012 reflecting higher volume, partially offset by lower costs.

Capital expenditures in the first quarter 2012 were USD176.3 million. Ternium’s ongoing projects included, among others, in Mexico the construction of a greenfield facility for the manufacture of cold rolled and galvanized steel products and the development of mining activities, and, in Argentina, the investment in new equipment and enhancements in the steel shop, repairs and enhancements at the coking area, the expansion and enhancements of the hot strip mill, and the expansion of a galvanizing line.

In the first quarter 2012, Ternium had free cash flow of USD110.8 million6. In addition, the company acquired an equity stake in Usiminas’ control group for USD2.2 billion. Ternium’s net proceeds from borrowings in the first quarter 2012 were USD528.8 million, mainly due to a USD700.0 million syndicated term loan obtained to finance Ternium’s acquisition of a stake in Usiminas and net proceeds of short-term debt, partially offset by the scheduled repayments of Ternium Mexico’s outstanding debt. As of March 31, 2012, Ternium’s net debt position was USD1.77 billion.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is a leading steel company in Latin America, manufacturing and processing a wide range of flat and long steel products for customers active in the construction, home appliances, capital goods, container, food, energy and automotive industries. With its principal operations in Mexico and Argentina, Ternium serves markets in the Americas through its integrated manufacturing system and extensive distribution network. The Company has an annual production capacity of approximately 10.8 million tons of finished steel products. More information about Ternium is available at www.ternium.com.

[6]	Free cash flow in first quarter 2012 equals net cash provided by operating activities of USD287.0 million less capital expenditures of USD176.3 million.
[7]	Net debt position at March 31, 2012 equals borrowings of USD2.5 billion less cash and equivalents plus other investments of USD0.9 billion.

Consolidated income statement

USD million	1Q 2012	1Q 2011
	(Unaudited)
Net sales	2,181.9	2,134.6
Cost of sales	(1,712.3)	(1,669.1)

Gross profit	469.6	465.5
Selling, general and administrative expenses	(189.8)	(187.7)
Other operating income, net	3.4	8.1

Operating income	283.2	286.0
Interest expense	(36.9)	(15.4)
Interest income	6.7	6.6
Interest income—Sidor financial asset	2.1	3.8
Other financial income, net	12.2	69.7
Equity in earnings of non-consolidated companies	1.4	3.7

Income before income tax expense	268.7	354.4
Income tax expense	(78.2)	(111.2)
Profit for the period	190.5	243.2
Attributable to:
Equity holders of the Company	159.6	204.7
Non-controlling interest	30.9	38.5
Profit for the period	190.5	243.2

Consolidated balance sheet

USD million	March 31, 2012	December 31, 2011
	(Unaudited)
Property, plant and equipment, net	4,042.5	3,969.2
Intangible assets, net	974.4	977.7
Investments in non-consolidated companies	2,301.9	94.9
Other investments	10.6	14.1
Deferred tax assets	9.1	8.1
Receivables, net	111.4	124.2
Trade receivables, net	7.0	7.5

Total non-current assets	7,457.0	5,195.7
Receivables	88.7	91.5
Derivative financial instruments	12.0	0.1
Inventories, net	2,154.8	2,123.5
Trade receivables, net	805.0	745.9
Sidor financial asset	138.4	136.3
Other investments	206.8	281.7
Cash and cash equivalents	646.5	2,158.0

Total current assets	4,052.1	5,537.0
Non-current assets classified as held for sale	10.4	10.4

Total assets	11,519.5	10,743.1
Capital and reserves attributable to the company’s equity holders	5,882.0	5,756.4
Non-controlling interest	1,121.3	1,084.8
Total Equity	7,003.3	6,841.2
Provisions	15.9	15.3
Deferred income tax	698.9	740.6
Other liabilities	220.5	197.0
Trade payables	20.3	21.1
Borrowings	1,539.5	948.5

Total non-current liabilities	2,495.1	1,922.5
Current tax liabilities	153.8	106.6
Other liabilities	134.3	112.9
Trade payables	721.2	682.3
Derivative financial instruments	8.9	29.9
Borrowings	1,002.9	1,047.6

Total current liabilities	2,021.0	1,979.4

Total liabilities	4,516.1	3,901.9
Total equity and liabilities	11,519.5	10,743.1

Consolidated cash flow statement

USD million	1Q 2012	1Q 2011	Dif.
	(Unaudited)
Profit for the period	190.5	243.2	(52.7)
Adjustments for:
Depreciation and amortization	88.8	100.3	(11.5)
Equity in earnings of non-consolidated companies	(1.4)	(3.7)	2.3
Changes in provisions	0.9	4.9	(4.0)
Net foreign exchange results and others	13.6	(90.9)	104.6
Interest accruals less payments	7.6	(6.4)	14.0
Interest income—Sidor financial asset	(2.1)	(3.8)	1.7
Income tax accruals less payments	29.9	54.1	(24.2)
Changes in working capital	(40.7)	(55.2)	14.5

Net cash provided by operating activities	287.0	242.3	44.8
Capital expenditures	(176.3)	(103.6)	(72.6)
Proceeds from the sale of property, plant & equipment	0.5	0.3	0.2
Acquisition of business Purchase consideration	(2,243.6)	—	(2,243.6)
Decrease in Other Investments	78.4	55.8	22.6
Proceeds from Sidor financial asset	—	38.2	(38.2)

Net cash used in investing activities	(2,341.0)	(9.3)	(2,331.7)
Contributions from non-controlling shareholders in consolidated subsidiaries	14.7	19.6	(4.9)
Repurchase of treasury shares	—	(150.0)	150.0
Proceeds from borrowings	807.2	87.1	720.1
Repayments of borrowings	(278.4)	(256.5)	(21.9)

Net cash provided by (used in) financing activities	543.5	(299.8)	843.3
Decrease in cash and cash equivalents	(1,510.5)	(66.8)	(1,443.7)

Shipments

Thousand tons	1Q 2012	1Q 2011	4Q 2011
North America	1,042.5	1,051.5	982.1
South & Central America	714.0	782.3	797.2
Europe & other	2.9	12.9	8.3

Total flat products	1,759.4	1,846.7	1,787.6
North America	301.5	238.9	291.0
South & Central America	101.3	86.8	75.2
Europe & other	—	0.0	—

Total long products	402.8	325.7	366.3
Total flat and long products	2,162.2	2,172.4	2,153.9

Revenue / ton

USD/ton	1Q 2012	1Q 2011	4Q 2011
North America	990	965	969
South & Central America	1,121	1,052	1,129
Europe & other	631	799	646

Total flat products	1,042	1,001	1,039
North America	820	774	811
South & Central America	953	798	941
Europe & other	—	1,507	—

Total long products	853	781	838
Total flat and long products	1,007	968	1,005

Net Sales

USD million	1Q 2012	1Q 2011	4Q 2011
North America	1,031.6	1,015.2	951.7
South & Central America	800.4	822.8	899.8
Europe & other	1.8	10.3	5.4

Total flat products	1,833.7	1,848.3	1,856.8
North America	247.1	184.9	236.0
South & Central America	96.5	69.3	70.8
Europe & other	0.0	0.0	—

Total long products	343.7	254.2	306.8
Total flat and long products	2,177.4	2,102.5	2,163.6
Other products (1)	4.5	32.1	36.9

Total net sales	2,181.9	2,134.6	2,200.6
(1) Primarily includes iron ore, pig iron and pre-engineered metal buildings.